UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

March 5, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Jaffrey Gabor, Brigitte Lippmann

Re:	United Hydrogen Global Inc.

United Hydrogen Group Inc.

Registration Statement on Form F-4

Submitted January 23, 2025

File No. 333-284430

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2025 on the Company’s Registration Statement on Form F-4 previously filed on January 23, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its Amendment No.1 to Registration Statement on Form F-4 (the “Revised Registration Statement No. 1”) with exhibits via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement No. 1.

Amendment No. 1 to Registration Statement on Form F-4

Certain United Hydrogen Projected Financial Information, page 146

1.	We note your response to prior comment 7. We note the additional disclosure, including on page 149 that “as of December 31, 2024, United Hydrogen management estimates that approximately US$49.4 million in unaudited revenue was earned in 2024.” In light of this additional information, your disclosure explaining how United Hydrogen affirms its projected revenue of $96 million for the fiscal year ending 2024 is still unclear. Please revise to provide additional clarity as to how you determined these projections still reflect management’s view about its future performance as of the most recent practicable date.

Response: In response to the Staff’s comment, based on United Hydrogen’s recent business developments and the unaudited management data for 2024, United Hydrogen believes that the original projections no longer reflect management’s views about its future performance as of the most recent practicable date; accordingly, an updated projections have been provided. In this regard, we have revised our disclosure on pages 145–148 and pages 151–153 of the Revised Registration Statement No. 1.

United Hydrogen’s Executive Compensation, page 256

2.	Please update the disclosure to include the most recent fiscal year ended December 31, 2024. See Item 6.B of Form 20-F as required by Item 18(a)(7)(ii) of Form F-4.

Response: In response to the Staff’s comment, we have revised our disclosure on page 258 of the Revised Registration Statement No. 1 to include United Hydrogen’s executive compensation for the most recent fiscal year ended December 31, 2024.

Exhibits

3.	Please amend your filing to include a consent from your auditor related to the United Hydrogen Global Inc. financial statements. Refer to Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, we have included the auditor’s consent related to United Hydrogen Global Inc. financial statements as Exhibit 23.3.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +1 (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP

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